Consent of Independent Registered Public Accounting Firm
The Board of Directors
Livent Corporation:
We consent to the incorporation by reference in the registration statements (No. 333-227776, 333-230044, 333-230076 and 333-232043) on Form S-8 of Livent Corporation of our reports dated February 28, 2020, with respect to the consolidated balance sheets of Livent Corporation and subsidiaries as of December 31, 2019 and 2018, the related consolidated and combined statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated and combined financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10‑K of Livent Corporation.
/s/ KPMG LLP
Philadelphia, Pennsylvania
February 28, 2020